Exhibit 8.2

List of Subsidiaries

Exact name of registrant as specified in its charter	State or other jurisdiction of incorporation or organization
Impulsora e Inmobiliaria Regional, S.A. de C.V.	United Mexican States
Instalaciones y Contrataciones, S.A. de C.V.	United Mexican States
Servicios Axtel, S.A. de C.V.	United Mexican States
Avantel, S. de R.L. de C.V.	United Mexican States
Avantel Infraestructura, S. de R.L. de C.V.	United Mexican States
Avantel Servicios, S.A. de C.V.	United Mexican States
Avantel Equipos, S.A. de C.V.	United Mexican States
Avantel Recursos, S.A. de C.V.	United Mexican States
Adequip, S.A.	United Mexican States
Avantel Telecomunicaciones, S.A. de C.V.	United Mexican States
Telecom Networks, Inc.	Delaware, USA